Exhibit 99.1

Form 51–102F3

Material Change Report

Item 1.	Name and Address of Company

West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”)

885 West Georgia Street, Suite 1500

Vancouver, BC

V6C 3E8

Item 2.	Date of Material Change

August 9, 2023

Item 3.	News Release

A news release in respect of the material change was disseminated via Canada Newswire on August 10, 2023 prior to market open. The news release was also filed with each of the Canadian securities regulatory authorities on SEDAR and furnished to the US Securities Exchange Commission on EDGAR.

Item 4.	Summary of Material Change

On August 10, 2023, West Fraser announced that Mr. Ray Ferris, President and Chief Executive Officer of West Fraser, plans to retire on December 31, 2023. West Fraser also announced the appointment of Mr. Sean McLaren, current Chief Operating Officer of West Fraser, as the new President and Chief Executive Officer of West Fraser effective January 1, 2024.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On August 10, 2023, Mr. Hank Ketcham, Chairman of West Fraser’s Board of Directors, announced that Mr. Ray Ferris, President and Chief Executive Officer of West Fraser, plans to retire on December 31, 2023. Mr. Ferris has been with West Fraser for over 26 years in increasingly senior positions culminating in his appointment as President and Chief Operating Officer in 2018 and as President and Chief Executive Officer and a director of the Company in 2019.

West Fraser also announced the appointment of Sean McLaren, current Chief Operating Officer of West Fraser, as the new President and Chief Executive Officer of West Fraser effective January 1, 2024. Mr. McLaren has been with West Fraser and predecessor companies for 35 years.

This material change report contains certain forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including about potential future developments, in particular those relating to the announced retirement of Mr. Ferris, the transition plan and appointment of Mr. McLaren as President and Chief Executive Officer. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering West Fraser’s experience and perception of historical trends and current conditions and are subject to inherent risks and uncertainties, including fluctuations in demand for and pricing of our wood products, and risks associated with our capital plans. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in the Company’s management’s discussion and analysis for the six months ended June 30, 2023, dated July 26, 2023, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Readers should exercise caution in relying upon forward-looking statements and West Fraser undertakes no obligation to publicly revise them to reflect subsequent events or circumstances except as required by applicable securities laws.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

Christopher Virostek

Senior Vice-President, Finance and Chief Financial Officer

+1 (604) 895-2700

Item 9.	Date of Report

August 11, 2023